Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Waddell & Reed Financial, Inc.:

We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 333-47567 and No. 333-69897) of Waddell & Reed Financial, Inc. of our report, dated June 29, 2011, with respect to the statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2010, which report appears in the December 31, 2010 annual report for Form 11-K of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan.

/s/ KPMG LLP

Kansas City, Missouri

June 29, 2011